

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2021

Tom Wasserman
Chief Executive Officer
Altimar Acquisition Corporation
40 West 57th Street
33rd Floor
New York, NY 10019

      Re: Altimar Acquisition Corporation
          Amendment No. 3 to Registration Statement on Form S-4
          Filed April 12, 2021
          File No. 333-251866

Dear Mr. Wasserman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 9, 2021 letter.

Pre-effective Amendment No. 2 to the Form S-4 filed on April 12, 2021

Note 3 – Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 216

1. We note your revised disclosure for adjustment (p) and that based on an evaluation of the facts and circumstances and in contemplation of the guidance provided in ASC 805, you have determined that the modification would be to the benefit of Owl Rock as the accounting acquirer.

    • Please tell us the facts and circumstances evaluated related to the modification and the relevant accounting guidance that supports your determination that the modification would be to the benefit of Owl Rock as the accounting acquirer.

- Please provide us an accounting analysis comparing the facts and circumstances related to the modification to the factors noted in ASC 805-10-55-18 in determining if the modification was part of the business combination. Also, tell us how you considered the guidance in ASC 805-10-55-24 through 55-26 in your accounting determination.

2. We note your revised disclosure for adjustment (p) and disclosure related to adjustment (q). Please revise to clarify how the Dyal Award Units impact the amount of Seller Earnout Securities issued to each entity.

You may contact Michael Volley at (202) 551-3437 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Susan Block at (202) 551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance